Filed pursuant to Rule 424(b)(3)
Registration No. 333-76858

Prospectus Supplement No. 4 dated July 17, 2002
to Prospectus dated June 6, 2002

$290,000,000

Tech Data Corporation

2% Convertible Subordinated Debentures Due 2021
and
The Common Stock Issuable Upon Conversion Thereof

     This prospectus supplement relates to the accompanying prospectus dated June 6, 2002 relating to the offer and sale from time to time of up to $290,000,000 principal amount of 2% convertible subordinated debentures due 2021 of Tech Data Corporation and the shares of our common stock issuable upon conversion of the debentures. The “Selling Security Holders” section of the accompanying prospectus is hereby supplemented to include the information provided below in the tables appearing in the “Selling Security Holders” section of this prospectus supplement with respect to entities not previously listed in the accompanying prospectus, or any other amendments or supplements thereto and, as indicated, to supercede the information previously included in the table appearing in the “Selling Security Holders” section of the accompanying prospectus, or any other amendments or supplements thereto.

     This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the accompanying prospectus dated June 6, 2002 and all other amendments or supplements thereto. The terms of the debentures are set forth in the accompanying prospectus dated June 6, 2002.

     Selling security holders listed in the “Selling Security Holders” section of this prospectus supplement and any other amendments or supplements thereto may offer and sell the debentures and the shares of common stock issuable upon conversion of the debentures pursuant to this prospectus supplement, the accompanying prospectus, and any other amendments or supplements thereto. Our registration of the debentures and the shares of common stock issuable upon conversion of the debentures does not necessarily mean that the selling security holders will sell all or any of the debentures or the shares of common stock.

SELLING SECURITY HOLDERS

     The information set forth in the tables below is based on the information provided to us regarding the selling security holders listed on the tables in the Selling Security Holders section of the accompanying prospectus dated June 6, 2002.

Principal Amount of
	Debentures Owned Before	Percentage of	Number of Shares of
	Offering and That May Be	Debentures	Common Stock That
Name(1)	Sold	Outstanding	May Be Sold(2)(3)

Salomon Smith Barney Inc.(5)	$4,665,000	1.6%	78,370

     We refer you to the “Selling Security Holders” section of the accompanying prospectus dated June 6, 2002 for additional information.

PLAN OF DISTRIBUTION

     Salomon Smith Barney Inc., a selling security holder, is a registered broker-dealer and accordingly, an underwriter. As a result, any profits on the sale of the debentures or underlying shares of common stock by Salomon Smith Barney Inc. and any discounts, commissions or concessions received by Salomon Smith Barney Inc. will be deemed to be underwriting discounts and commissions under the Securities Act. Salomon Smith Barney Inc., as an underwriter, is subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

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